Dogness (International) Corporation Announces Second Half and Full Fiscal Year 2019 Financial Results

Establishes guidance for fiscal 2020

DONGGUAN, China, October 31, 2019 (GLOBE NEWSWIRE) — Dogness (International) Corporation (NASDAQ: DOGZ) (“Dogness” or the “Company”), a leading developer and manufacturer of pet products, including leashes, accessories, and collars and harnesses that incorporate smart technology in China, today announced its unaudited second half and audited full fiscal year 2019 financial results ended June 30, 2019.

Unaudited Fiscal Year 2019 Second Half Financial Highlights (compared to prior year period)

●	Revenues decreased 12.6% to approximately $13.4 million from approximately $15.3 million. Sales of intelligent pet products increased to $1.5 million from $0.1 million.
●	Gross profit decreased 21.6% to approximately $4.8 million from approximately $6.1 million. Gross margin decreased to 35.9% from 40.0%.
●	Income from operations decreased 76.2% to approximately $0.5 million from approximately $2.2 million. Operating margin decreased to 3.9% from 14.6%.
●	Net income decreased 59.4% to approximately $0.7 million from approximately $1.7 million. Fully diluted net income per share decreased to $0.03 from $0.04.

Audited Fiscal Year 2019 Financial Highlights (compared to prior year period)

●	Revenues decreased 13.0% to approximately $26.2 million from approximately $30.1 million. Sales of intelligent pet products increased to $2.1 million from $0.06 million.
●	Gross profit decreased 22.3% to approximately $9.4 million from approximately $12.1 million. Gross margin decreased to 36.0% from 40.3%.
●	Income from operations decreased 89.2% to approximately $0.6 million from approximately $6.0 million. Operating margin decreased to 2.4% from 19.8%.
●	Net income decreased 69.5% to approximately $1.4 million from approximately $4.6 million. Fully diluted net income per share decreased to $0.05 from $0.22.

“During fiscal 2019, we continued to pursue our growth strategies of technological innovation, new product development, international expansion, and strategic partnerships,” commented Mr. Aaron (Silong) Chen, Chairman and Chief Executive Officer of Dogness. “Our financial results were affected by the trade tensions between China and the United States, but we were able to maintain profitability and significantly grow sales of our smart pet products. We continued to see success at major international trade shows, where we introduced new smart feeders and our first smart products designed for cats. We further expanded our sales channels in the U.S. and South America, and entered the Australian market.”

“As we enter fiscal 2020, we remain focused on growth. Our smart tech products continue to ramp up sales with major retailers in the U.S., and we will supplement this growth with increased marketing in China, Europe, Australia, and other regions. We will also further improve upon our existing products while investing in technological innovation and new product development. With increased product diversity, a growing number of online and offline distribution channels, and broadened geographic scope, we expect positive results for the next fiscal year, including top line growth of approximately 15% year over year and bottom line growth of approximately 50-80% year over year,” concluded Mr. Chen.

Unaudited Six Month Financial Results and Audited Full Year Results for the Period Ended June 30, 2019

Revenues

Revenues in the second half of fiscal year 2019 decreased 12.6% to approximately $13.4 million from approximately $15.3 million in the same period of 2018. Revenues decreased 13.0% to approximately $26.2 million for full year fiscal 2019 from approximately $30.1 million in full year fiscal 2018. The decrease was primarily attributable to a decrease in unit sales in the U.S. as a result of increased tariffs.

Revenue by geography

	For the Years Ended June 30,
	2019		2018
Country and Region	Revenue	% of total Revenue	Revenue	% of total Revenue	Variance	Variance %

Mainland China	$15,082,443	57.5%	$14,865,940	49.3%	$216,503	1.5%
United States	5,522,008	21.1%	$10,168,945	33.7%	(4,646,937)	(45.7)%
Europe	2,510,190	9.6%	1,994,085	6.6%	516,105	25.9%
Japan and other Asian countries and regions	1,703,102	6.5%	2,637,444	8.8%	(934,342)	(35.4)%
Canada	950,353	3.6%	128,320	0.4%	811,033	582.1%
Central and South America	231,426	0.9%	106,098	0.4%	125,328	118.1%
Australia	216,993	0.8%	223,463	0.7%	(6,470)	(2.9)%
Total	$26,216,515	100%	$30,135,295	100%	$(3,918,780)	(13.0)%

The Company’s export sales to the United States decreased approximately $4.6 million, or 45.7%, from approximately $10.2 million in fiscal 2018 to approximately $5.5 million in fiscal 2019. Due to the uncertainties and higher tariffs created by the China-U.S. trade dispute, several major customers in the United States reduced their purchase orders by approximately $3.4 million compared to fiscal 2018.

The Company increased its marketing activities and sales efforts in the domestic market in the wake of the growing pet consumer market in China. As a result, domestic sales increased approximately $0.2 million, or 1.5%, from approximately $14.9 million in fiscal 2018 to approximately $15.1 million in fiscal 2019.

The Company’s export sales to Canada and European countries, such as Germany, Poland, Greece, Bulgaria and Ireland, increased during fiscal 2019, partially offsetting the decreased sales in the United States. Export sales to Canada increased by $811,033, or 582.1%, year over year. Export sales to Europe increased by $516,105, or 25.9%, year over year.

Revenue by product category

	For the Years ended June 30,
	2019		2018
Product category	Revenue	% of total Revenue	Revenue	% of total Revenue	Variance	Variance %

Pet leashes	$6,266,952	23.9%	$7,102,233	23.6%	$(835,281)	(11.8)%
Pet collars	6,188,672	23.6%	10,684,908	35.5%	(4,496,236)	(42.1)%
Gift suspenders	4,058,229	15.5%	3,481,500	11.6%	576,729	16.6%
Pet harnesses	3,587,128	13.7%	4,980,771	16.5%	(1,393,643)	(28.0)%
Intelligent pet products	2,103,523	8.0%	59,719	0.2%	2,043,804	3,422.4%
Other pet accessories	2,024,742	8.4%	1,175,232	3.9%	849,510	72.3%
Retractable dog leashes	1,771,805	6.8%	2,650,932	8.8%	(879,127)	(33.2)%
Climbing hooks	215,464	0.8%	-	-	215,464	-
Total	$26,216,515	100.0%	$30,135,295	100.0%	$(3,918,780)	(13.0)%

The Company’s pet leashes, pet collars, gift suspenders, and pet harnesses continued to account for the greatest percentages of total sales. Sales of intelligent pet products increased significantly.

Pet leashes

Revenue from pet leashes decreased 15.9% year over year to approximately $3.2 million in the second half of fiscal 2019 from approximately $3.8 million in the prior year period. Sales volume decreased by 37.5% year over year.

Revenue from pet leashes decreased 11.8% year over year to approximately $6.3 million in fiscal 2019 from approximately $7.1 million in fiscal 2018. The decrease was primarily due to a decrease in unit sales in the U.S. as a result of increased tariffs. The decrease was partially offset by an increase in average selling price of approximately 45.0%, or $0.9 per unit, due to higher prices charged to customers on higher cost leather leashes.

Pet collars

Revenue from pet collars decreased 46.6% year over year to approximately $2.8 million in the second half of fiscal 2019 from approximately $5.2 million in the prior year period. Sales volume decreased by 52.6% year over year.

Revenue from pet collars decreased 42.1% year over year to approximately $6.2 million in fiscal 2019 from approximately $10.7 million in fiscal 2018. The decrease in revenue was due to a 46.3% decrease in sales volume during the twelve months ended June 30, 2019, because several major customers in the United States reduced their purchase orders due to higher tariffs. The average selling price for pet collars increased by $0.1 per unit compared to the same period of last year. New product design and material improvements led the Company to charge a higher selling price.

Gift suspenders

Revenue from gift suspenders increased by 13.0% from approximately $1.8 million for the six months ended June 30, 2018, to approximately $2.0 million for the six months ended June 30, 2019. Sales volume increased 0.6% during the six months ended June 30, 2019.

Revenue from gift suspenders increased by 16.6% from approximately $3.5 million in fiscal 2018 to approximately $4.0 million in fiscal 2019. The increase in revenue was due to an 8.4% increase in sales volume during the twelve months ended June 30, 2019. The average selling price for gift suspenders remained consistent.

Pet harnesses

Revenue from pet harnesses decreased 27.8% from approximately $2.4 million for the six months ended June 30, 2018, to approximately $1.8 million. Sales volume decreased by 41.3% year over year.

Revenue from pet harnesses decreased 28.0% from approximately $5.0 million in fiscal 2018 to approximately $3.6 million in fiscal 2019. The decrease in revenue was due to a 29.1% decrease in sales volume during the twelve months ended June 30, 2019, because several major customers in the United States reduced their purchase orders due to higher tariffs. The average selling price for pet harnesses remained consistent.

Intelligent pet products

Revenue from intelligent pet products increased by 2,470.5% to approximately $1.5 million in the second half of fiscal 2019 compared to approximately $0.01 million in the prior year period.

Revenue from intelligent pet products increased by 3,422.4% to approximately $2.1 million in fiscal 2019 compared to approximately $0.06 million in the prior year period. The revenue increase was mainly due to a 3,628.5% increase in sales volume during the period. The Company’s intelligent pet products were launched in March 2018 and sales continue to increase as new products are introduced and sales of existing products continue to strengthen.

Retractable dog leashes

Revenue from retractable dog leashes decreased by 41.7% to approximately $1.0 million in the second half of fiscal 2019 from approximately $1.7 million in the same period last year. The decrease in revenue was attributable to a 41.3% year-over-year decrease in the sales volume.

Revenue from retractable dog leashes decreased by 33.2% to approximately $1.8 million in fiscal 2019 from approximately $2.7 million in fiscal 2018. The decrease in revenue was mainly due to a 32.4% decrease in the sales volume during the twelve months ended June 30, 2019, due to reduced purchase orders from major customers located in the United States. The average selling price for retractable dog leashes decreased by $0.1 per unit in order to promote sales to customers.

Climbing hooks

Revenue from climbing hooks was approximately $0.2 million for fiscal 2019. Climbing hooks are a new product category launched in the second half of fiscal 2019 in response to increasing market demand for outdoor equipment from international sports companies. There were no such sales in fiscal 2018.

Other pet accessories

Revenue from other pet accessories increased by 128.3% to approximately $1.0 million in the second half of fiscal 2019 from approximately $0.4 million in the same period last year.

Revenue from other pet accessories increased by 72.3% to approximately $2.0 million in fiscal 2019 from approximately $1.2 million in fiscal 2018. The increase in revenue was attributable to a 200.0% increase in average selling price, which was raised due to new product designs and material improvements. Sales volume decreased by 45.5%, or 1.9 million units, because several major customers in the United States reduced their purchase orders.

Gross profit

Gross profit decreased 21.6% during the second half of fiscal 2019 to approximately $4.8 million from approximately $6.1 million in the second half of fiscal 2018. Gross margin during the period was 35.9% compared to 40.0% in the prior year period.

Gross profit decreased 22.3% during fiscal 2019 to approximately $9.4 million from approximately $12.1 million in fiscal 2018. Gross margin decreased to 36.0% from 40.3% in the prior year period. The decrease in gross profit was mainly due to decreased sales volumes of the Company’s pet leash, pet collars, pet harnesses, retractable dog leash, and other pet accessories products, and increased average unit cost because more higher-cost leather materials instead of fabric materials were used during production in order to fulfill customer purchase orders.

Gross profit by product category

	For the Year ended June 30,
	2019		2018
Product category	Gross profit	Gross profit %	Gross profit	Gross profit %	Variance in Gross profit	Variance in Gross profit %

Pet leashes	$2,148,933	34.3%	$2,781,880	39.2%	$(632,947)	(4.9)%
Pet collars	2,227,627	36.0%	4,326,569	40.5%	(2,098,942)	(4.5)%
Gift suspender	1,370,296	33.8%	1,383,940	39.8%	(13,644)	(6.0)%
Pet harnesses	1,412,014	39.4%	2,132,201	42.8%	(720,187)	(3.4)%
Intelligent pet products	824,572	39.2%	22,763	38.1%	801,809	1.1)%
Other pet accessories	690,839	34.1%	420,700	35.8%	270,139	(1.7)%
Retractable dog leashes	685,519	38.7%	1,066,534	40.2%	(381,015)	(1.5)%
Climbing hooks	70,205	32.6%	-	-	70,205	-
Total	$9,430,005	36.0%	$12,134,587	40.3%	$(2,704,581)	(4.3)%

Gross profit for pet leashes, pet collars, pet harnesses, and retractable dog leashes decreased in fiscal 2019 due to decreased sales volumes because of reduced purchase orders from major customers located in the United States, affected by increased tariffs. Cost of revenues associated with pet leashes, pet collars, pet harnesses, and retractable dog leashes increased due to increased labor costs and increased raw material costs because of higher-cost leather materials used to fulfill customer orders.

Gross profit for gift suspenders decreased due to increased material costs and labor costs, offset by an increase in sales volume.

Gross profit for intelligent pet products increased due to an increase in sales volume. In addition, average unit selling price for intelligent pet products are higher than those of the Company’s other products.

Gross profit for other pet accessories increased during the period, mainly due to increased average unit selling prices and were offset by decreased sales volumes.

Selling expenses

Selling expenses decreased to approximately $1.0 million during the second half of fiscal 2019 from $1.1 million in the prior year period.

Selling expenses increased to $2.1 million during fiscal 2019 from $1.7 million in fiscal 2018. The increase in selling expense was primarily due to increased salary expenses, increased trade show participation and related marketing expenses, an increase in promotions, and an increase in advertising expenses.

General and administrative expenses

General and administrative expenses increased to approximately $3.2 million during the second half of fiscal 2019 from $2.4 million in the prior year period.

General and administrative expenses increased to $6.0 million during fiscal 2019 from $3.9 million in fiscal 2018. The higher general and administrative expense was primarily attributable to depreciation and amortization expenses related to the new Zhangzhou Meijia manufacturing plant, public company maintenance fees, and share based compensation expenses.

Research and development expenses

Research and development expenses decreased to approximately $0.1 million in the second half of 2019 from $0.4 million in the prior year period.

Research and development expenses increased to approximately $0.7 million in fiscal 2019 from approximately $0.6 million year over year due to the Company’s continued efforts to develop new intelligent products and improve upon existing products. The Company expects its research and development expenses to continue to increase.

Income from operations

During the second half of 2019, income from operations decreased 76.2% to approximately $0.5 million from approximately $2.2 million in the prior year period. Operating margin decreased to 3.9% from 14.5% in the prior year period.

Income from operations decreased 89.2% to approximately $0.6 million during fiscal 2019 from approximately $6.0 million in fiscal 2018. Operating margin decreased to 2.4% from 19.8%.

Net income

During the second half of 2019, net income decreased 59.4% to approximately $0.7 million from approximately $1.7 million, partially due to foreign exchange losses. Fully diluted net income per share decreased to $0.03 from $0.04 year over year.

Net income during fiscal 2019 was approximately $1.4 million, a decrease of 69.5% from approximately $4.6 million in fiscal 2018. Fully diluted net income per share decreased to $0.05 during the period from $0.22 in the prior year period.

Cash and cash flow

As of June 30, 2019, the Company had cash and total working capital of approximately $2.6 million and $17.9 million, respectively.

Net cash used in operating activities was $1.3 million for the twelve months ended June 30, 2019, compared to net cash provided by operating activities of $3.5 million for the twelve months ended June 30, 2018. The decrease in operating cash flow was mainly due to an increase in prepayment and other assets of $4.4 million due to the prepayment for a lease associated with the new warehouse.

Recent developments

On February 5, 2019, in order to expand into the Japanese market and expedite the development of new smart pet products, the Company invested $250,000 for 51% ownership interest to establish and operate Dogness Japan Co. Ltd. (“Dogness Japan”), with the remaining 49% ownership interest owned by an unrelated individual.

Business Outlook

For fiscal year 2020, the Company expects total revenues to grow approximately 15% and net income to grow approximately 50-80% compared to fiscal year 2019.

This forecast reflects the Company’s current and preliminary views, which are subject to change and is subject to risks and uncertainties, including, but not limited to, the risks and uncertainties identified in the Company’s public filings and forward looking statements.

About Dogness

Dogness (International) Corporation was born in 2003 from the belief that pet dogs and cats are important, well-loved family members. Through its smart products, hygiene products, health and wellness products, and leash products, Dogness is able to simplify pet lifestyles, make them more scientific, and enhance the relationship between pets and pet caregivers. The Company ensures industry-leading quality through its fully integrated vertical supply chain and world-class research and development capabilities, which has resulted in over 100 patents and patents pending. Dogness products reach families worldwide through global chain stores and distributors. For more information, please visit: ir.dognesspet.com.

Forward Looking Statements

No statement made in this press release should be interpreted as an offer to purchase or sell any security. Such an offer can only be made in accordance with the Securities Act of 1933, as amended, and applicable state securities laws. Certain statements in this press release concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the “safe harbor” under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding our ability to raise capital on any particular terms, fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, our ability to realize revenue from expanded operation and acquired assets in China and the U.S., our ability to attract and retain highly skilled professionals, client concentration, industry segment concentration, reduced demand for technology in our key focus areas, our ability to successfully complete and integrate potential acquisitions, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings. These filings are available at www.sec.gov. Dogness may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company’s filings with the Securities and Exchange Commission and our reports to shareholders. In addition, please note that any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of the date of this press release. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

Contacts:

ICR, Inc.

Rose Zu

Tel: +1-646-588-0383

Email: ir@dognesspet.com

DOGNESS (INTERNATIONAL) CORPORATION

CONSOLIDATED BALANCE SHEETS

	As of June 30,
	2019	2018
ASSETS
CURRENT ASSETS
Cash	$2,550,152	$7,085,235
Short-term investments	11,073,200	28,233,035
Accounts receivable from third-party customers, net	5,164,380	5,641,501
Accounts receivable – related parties	244,764	-
Inventories, net	5,362,731	4,153,583
Prepayments and other current assets	1,527,397	1,231,298
Total current assets	25,922,624	46,344,652

Property, plant and equipment, net	35,516,368	20,950,685
Intangible assets, net	2,226,798	2,390,571
Long-term prepayments for land lease	4,107,550	-
Long-term investments in equity investees	995,131	-
Deferred tax assets	255,456	22,297
TOTAL ASSETS	$69,023,927	$69,708,205

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term bank loans	$2,914,000	$4,835,200
Accounts payable	543,158	351,375
Advance from customers	179,306	240,216
Taxes payable	2,909,097	2,421,303
Accrued liabilities and other payable	1,526,862	1,120,579
Total current liabilities	8,072,423	8,968,673

Commitments

EQUITY
Common stock, $0.002 par value, 100,0000,000 shares authorized, 25,913,631 issued and outstanding
Common stock A	33,689	33,689
Common stock B	18,138	18,138
Additional paid-in capital	52,827,145	52,144,891
Statutory reserve	191,716	164,367
Retained earnings	11,657,630	10,263,198
Accumulated other comprehensive loss	(3,894,300)	(1,884,751)
Total stockholders’ equity	60,834,018	60,739,532

Noncontrolling interest	117,486	-
Total equity of Dogness (International) Corporation	60,951,504	60,739,532

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$69,023,927	$69,708,205

DOGNESS (INTERNATIONAL) CORPORATION

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (LOSS)

	For the Years Ended June 30,
	2019	2018	2017

Revenues	$25,887,948	$30,135,295	$21,172,091
Revenues – related parties	328,567	-	-
Total Revenues	26,216,515	30,135,295	21,172,091
Cost of revenues	(16,786,510)	(18,000,708)	(12,837,219)
Gross Profit	9,430,005	12,134,587	8,334,872

Operating expenses:
Selling expenses	2,101,403	1,654,629	789,444
General and administrative expenses	6,015,901	3,958,355	1,527,563
Research and development expenses	673,131	580,379	208,447
Total operating expenses	8,790,435	6,193,363	2,525,454

Income from operations	639,570	5,941,224	5,809,418

Other income (expenses):
Interest income (expense), net	616, 878	(23,961)	(332,249)
Foreign exchange transaction gain (loss)	503,528	(381,773)	320,566
Other income (expenses), net	23,498	(6,410)	91,226
Total other income (expense)	1,143,904	(412,144)	79,543

Income before income taxes	1,783,474	5,529,080	5,888,961
Provision for income taxes	380,296	925,372	943,197
Net income	1,403,178	4,603,708	4,945,764
Less: net loss attributable to noncontrolling interest	(18,603)	-	-
Net income attributable to the Company	1,421,781	4,603,708	4,945,764

Other comprehensive income(loss):
Foreign currency translation gain (loss)	(2,010,170)	(1,762,729)	142,519
Comprehensive income (loss)	(606,992)	2,840,979	5,088,283
Less: comprehensive loss attributable to noncontrolling interest	(19,224)	-	-
Comprehensive income (loss) attributable to the Company	$(587,768)	$2,840,979	$5,088,283

Earnings Per share
Basic	$0.05	$0.22	$0.33
Diluted	$0.05	$0.22	$0.33

Weighted Average Shares Outstanding
Basic	25,913,631	20,800,670	15,000,000
Diluted	25,941,606	20,809,950	15,000,000

Dividends declared per share	$0.00	$0.00	$0.18

DOGNESS (INTERNATIONAL) CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
FOR THE YEARS ENDED JUNE 30, 2019, 2018 AND 2017

	Common Stock		Additional Paid in	Statutory	Retained	Accumulated Other Comprehensive	Non-controlling
	Shares	Amount	Capital	Reserves	Earnings	Loss	interest	Total
Balance at June 30, 2016	15,000,000	$30,000	$1,625,306	$21,817	$3,671,085	$(264,541)	$-	$5,083,667
Net income for the year	-	-	-	-	4,945,764	-	-	4,945,764
Cash dividend paid	-	-	-	-	(2,725,883)	-	-	(2,725,883)
Dividend declared	-	-	-	-	(88,926)	-	-	(88,926)
Statutory reserve	-	-	-	45,334	(45,334)	-	-	-
Foreign currency translation gain	-	-	-	-	-	142,519	-	142,519
Balance at June 30, 2017	15,000,000	$30,000	$1,625,306	$67,151	$5,756,706	$(122,022)	$-	$7,357,141
Net income for the year	-	-	-	-	4,603,708	-	-	4,603,708
Proceeds from initial public offering	10,913,631	21,827	50,178,458	-	-	-	-	50,200,285
Options granted for services	-	-	341,127	-	-	-	-	341,127
Statutory reserve	-	-	-	97,216	(97,216)	-	-	-
Foreign currency translation loss	-	-	-	-	-	(1,762,729)	-	(1,762,729)
Balance at June 30, 2018	25,913,631	$51,827	$52,144,891	$164,367	$10,263,198	$(1,884,751)	$-	$60,739,532
Net income (loss) for the year	-	-	-	-	1,421,781	-	(18,603)	1,403,178
Options granted for services	-	-	682,254	-	-	-	-	682,254
Capital contribution made by noncontrolling shareholders						-	136,710	136,710
Statutory reserve	-	-	-	27,349	(27,349)	-	-	-
Foreign currency translation loss	-	-	-	-	-	(2,009,549)	(621)	(2,010,170)
Balance at June 30, 2019	25,913,631	$51,827	$52,827,145	$191,716	$11,657,630	$(3,894,300)	$117,486	$60,951,504

DOGNESS (INTERNATIONAL) CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended June 30,
	2019	2018	2017

Cash flows from operating activities:
Net income	$1,403,178	$4,603,708	$4,945,764
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	1,466,522	1,219,892	830,328
Loss on disposition of fixed assets	-	-	5,053
Share-based compensation for services	682,254	341,127	-
Change in inventory reserve	(4,863)	(14,106)	(400,957)
Change in bad debt allowance	90,077	(5,356)	43,987
Deferred tax expenses (benefit)	(209,015)	(12,747)	53,398
Unrealized foreign exchange loss	(87,893)	(103,922)	(33,104)
Changes in operating assets and liabilities:
Accounts receivable	55,189	(1,462,024)	(743,349)
Inventories	(1,356,110)	(1,235,858)	(434,413)
Prepayments and other current assets	(4,475,109)	(805,370)	(93,568)
Accounts payables	205,428	(317,716)	57,359
Advance from customers	(52,719)	(198,827)	353,134
Taxes payable	577,877	753,832	871,307
Accrued expenses and other liabilities	436,233	751,752	53,052
Net cash (used in) provided by operating activities	(1,268,951)	3,514,385	5,507,991

Cash flows from investing activities:
Purchase of property, plant and equipment	(3,157,281)	(11,030,538)	(3,620,512)
Capital expenditures on construction-in-progress	(13,572,260)	(2,413,172)	-
Purchase of intangible assets- Land use rights	-	(2,079,731)	-
Long-term investments in equity investees	(1,143,707)	-	-
Proceeds upon maturity (purchase) of short-term investments	16,250,610	(28,737,530)	-
Net cash used in investing activities	(1,622,638)	(44,260,971)	(3,620,512)

Cash flows from financing activities:
Cash dividend paid	-	-	(2,725,883)
Net proceeds from initial public offering	-	50,200,285	-
Capital contribution made by noncontrolling shareholders	136,710	-	-
Proceeds from short-term bank loans	2,932,000	4,921,600	5,842,759
Repayment of short-term bank loans	(4,691,200)	(6,121,240)	(5,872,120)
Proceeds from (repayment of) related party loans	(25,629)	(1,387,864)	745,579
Net cash (used in) provided by financing activities	(1,648,119)	47,612,781	(2,009,665)

Effect of exchange rate changes on cash	4,625	(1,285,556)	242,547
Net (decrease) increase in cash	(4,535,083)	5,580,639	120,361
Cash, beginning of year	7,085,235	1,504,596	1,384,235
Cash, end of year	$2,550,152	$7,085,235	$1,504,596

Supplemental disclosure information:
Cash paid for income tax	$74,284	$34,393	$-
Cash paid for interest	$209,849	$313,301	$357,326
Supplemental non-cash activity:
Dividend declared and unpaid	$-	$-	$88,926